

December 13, 2012

Via E-mail
Rocco Romanella
Chief Executive Officer
UniTek Global Services, Inc.
1777 Sentry Parkway West
Gwynedd Hall
Suite 302
Blue Bell, PA 19422

      Re: UniTek Global Services, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 7, 2012
              File No. 001-34867

Dear Mr. Romanella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Customers, page 8

1. We note your disclosure on pages 8 and 15 that your master service agreements have various terms and are typically subject to termination on "short notice," as well as your belief that a limited number of customers will continue to be the source of a substantial portion of your revenue for the foreseeable future. In future filings, please disclose the term of your agreements with your significant customers and clarify whether these agreements may be terminated at will by the customers. In addition, please file these agreements as exhibits to your Form 10-K or tell us in your response why they are not material. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would, among other things:

- serve to inform the reader about how the company earns revenues and income and generates cash; and
- provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, such disclosure could address your dependence on a limited number of customers, recent increases in your accounts receivable, and your focus on executing your existing backlog and diversifying your backlog in future periods (as noted on page 8).

For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960, dated December 29, 2003).

3. One of the objectives of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management. We note that you reported increased revenue in your Fulfillment segment. You report that the increase in revenue was "primarily attributable to increased revenues from our satellite operations and geographic expansion and market share growth within our cable operations." We believe your segment disclosures are too general in nature and do not provide investors with a complete picture of your performance by segment and as a whole. In this regard, in your future filings, for each period presented and for each of your reportable segments, please revise to: (i) clearly disclose and quantify each material factor that contributed to the change in revenue and operating income and (ii) provide insight into the underlying business drivers or conditions that contributed to these changes.

Rocco Romanella
UniTek Global Services, Inc.
December 13, 2012
Page 3

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation and Discussion Analysis, page 15</u>

<u>Salary, Incentive Compensation and Benefits, page 15</u>

4. You disclose that your compensation committee engaged in a retrospective analysis of 2011 financial results to determine how much of the named executive officers' target bonus would actually be awarded. In addition, you disclose that the compensation committee determined that each executive officer should be paid 95% of their target bonus based on EBITBA achievement. In future filings, please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. For more information see Item 402(b)(2)(v) of Regulation S-K and Question 118.04 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at **http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm**.

<u>Summary Compensation Table, page 17</u>

5. In future filings, please provide a narrative description of each named executive officer's employment agreement or arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

                           Sincerely,

                           /s/ Terry French for

                           Larry Spirgel
                           Assistant Director